UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number)

Kosta N. Kartsotis
Fossil, Inc.
2280 N. Greenville Avenue
Richardson, Texas 75082
(972) 234-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Kosta N. Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,272,877(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,272,877(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,272,877(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) Comprised of (i) 7,375,539 shares pledged as collateral to secure a margin loan and (ii) 1,897,338 shares held in The Kartsotis Family Irrevocable Trust.

(2) Based on 66,545,890 shares issued and outstanding as of February 27, 2009.

Item 1.           Security and Issuer.

This Amendment No. 1 to Schedule 13D is filed to amend the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”) filed February 17, 2009.  This Amendment No. 1 to Schedule 13D is filed to disclose a new Rule 10b5-1 Sales Plan, dated as of March 2, 2009, which replaces the Rule 10b5-1 Sales Plan, dated as of November 26, 2008.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.           Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

Mr. Kartsotis acquired shares of the Issuer’s Common Stock for investment because he believed that the Common Stock, when acquired, represented an attractive investment opportunity. Mr. Kartsotis serves as the President and Chief Executive Officer of the Issuer. As the President and Chief Executive Officer, Mr. Kartsotis may be deemed to possess the direct or indirect power to direct or cause the direction of the management and policies of the Issuer.

Except as set forth herein, Mr. Kartsotis has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Mr. Kartsotis intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to Mr. Kartsotis, conditions in the securities market and general economic and industry conditions, Mr. Kartsotis may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Common Stock or selling some or all of his Common Stock, engaging in pledging with respect to the Common Stock and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

Item 5(b) is amended and restated in its entirety as follows:

(b) Number of shares as to which Mr. Kartsotis has:

(i)                                     sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)                                  shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)                               sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)                              shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 66,545,890 shares of Common Stock, as reported in the Issuer’s Form 10-K for the fiscal year ended January 3, 2009.

Item 5(c) is amended and restated in its entirety as follows:

(c) Transactions by Mr. Kartsotis in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions pursuant to a Rule 10b5-1 Sales Plan, dated as of November 26, 2008 intended to satisfy the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
February 20, 2009	0	25,134	13.5505	(1)	Open market sale
February 19, 2009	0	50,000	13.8765	(1)	Open market sale
February 18, 2009	0	50,000	13.4007	(1)	Open market sale
February 17, 2009	0	50,000	12.5367	(1)	Open market sale
February 9, 2009	0	400	12.5100	(1)	Open market sale
February 6, 2009	0	34,966	12.5043	(1)	Open market sale
January 29, 2009	0	6,100	12.5647	(1)	Open market sale
January 28, 2009	0	50,000	12.8721	(1)	Open market sale
January 27, 2009	0	500	12.5040	(1)	Open market sale
January 26, 2009	0	25,900	12.5169	(1)	Open market sale
January 20, 2009	0	7,000	12.6670	(1)	Open market sale
January 16, 2009	0	20,000	12.9964	(1)	Open market sale
January 15, 2009	0	20,000	12.8834	(1)	Open market sale
January 14, 2009	0	20,000	13.0266	(1)	Open market sale
January 13, 2009	0	20,000	13.9384	(1)	Open market sale
January 12, 2009	0	20,000	14.3391	(1)	Open market sale
January 9, 2009	0	20,000	15.2090	(1)	Open market sale
January 8, 2009	0	20,000	15.9143	(1)	Open market sale
January 7, 2009	0	20,000	16.2196	(1)	Open market sale
January 6, 2009	0	20,000	17.2715	(1)	Open market sale
January 5, 2009	0	20,000	17.3139	(1)	Open market sale

(1)                                  Excluding commissions of $0.05 per share.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Of the shares described herein, 7,375,539 shares held by Mr. Kartsotis are pledged as collateral to secure a margin loan.  In addition, Mr. Kartsotis is a party to a Rule 10b5-1 Sales Plan, dated as of March 2, 2009 (the “Sales Plan”) intended to satisfy the requirements of Rule 10b5-1 under the Exchange Act to sell a portion of these shares.  The Sales Plan covers the sale of up to 650,000 shares of Common Stock.

The foregoing description of the Sales Plan is a summary only and is qualified in its entirety by the terms of the Sales Plan, which is attached hereto as an exhibit and is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
1	Rule 10b5-1 Sales Plan, dated as of March 2, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2009

KOSTA N. KARTSOTIS

By:	/s/ Kosta N. Kartsotis
Name:	Kosta N. Kartsotis

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Rule 10b5-1 Sales Plan, dated as of March 2, 2009